Turning Point Brands, Inc.
5201 Interchange Way
Louisville, Kentucky 40229

August 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Turning Point Brands, Inc.
Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-273778)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Turning Point Brands, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-273778), together with the exhibits thereto, which was filed on August 7, 2023 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting withdrawal of the Registration Statement as the Company is not currently eligible to use Form S-3. The Registration Statement was never declared effective and no securities have been sold under the Registration Statement. Accordingly, the Company respectfully requests that the Commission consent to the withdrawal of the Company’s Registration Statement so that it can refile the Registration Statement on Form S-3 as soon as it is eligible to use Form S-3.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, Brett D. Nadritch of Milbank LLP, at (212) 530-5301.

Kind regards,

/s/ Brittani N. Cushman
Title:	General Counsel of Turning Point Brands, Inc.

cc:	Graham A. Purdy (Chief Executive Officer, Turning Point Brands, Inc.)
Brett D. Nadritch (Milbank LLP)